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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of,         January                                      2006
                          ----------------------------------------  -----------
Commission File Number    000-14620
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                      Crystallex International Corporation
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                (Translation of registrant's name into English)

       18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
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                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

               Form 20-F                     Form 40-F   X
                          --------------                ----------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes                         No    X
                    -------------              -------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________


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                   DOCUMENTS INCLUDED AS PART OF THIS REPORT


     Document

         1           Material Change Report dated January 11, 2006.

This report on Form 6-K is incorporated by reference into all of the Registrant's outstanding registration statements on Form F-2, F-3 and S-8 that have been filed with the Securities and Exchange Commission.

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                                                                     DOCUMENT 1

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                                 Form 51-102F3
                             Material Change Report


Item 1     Name and Address of Company

Crystallex International Corporation (the "Company")
18 King Street East
Suite 1210
Toronto, Ontario
M5C 1C4


Item 2     Date of Material Change

January 10, 2006


Item 3     News Release

A news release was issued under section 7.1 of National Instrument 51-102 and transmitted by CCNMatthews on January 10, 2006 in Canada.


Item 4     Summary of Material Change

On January 10, 2006, the Company announced that Dan Hamilton, currently Vice-President and Controller of the Company since 2003, has been appointed Chief Financial Officer of the Company upon the retirement of Borden Rosiak, both effective January 31, 2006.


Item 5     Full Description of Material Change

On January 10, 2006, the Company announced that Dan Hamilton, currently Vice-President and Controller of the Company since 2003, has been appointed Chief Financial Officer of the Company upon the retirement of Borden Rosiak, both effective January 31, 2006.

Dan Hamilton is a Chartered Account, who received his designation while with Ernst and Young in 1982. Mr. Hamilton has over 20 years of progressive post-qualification experience in Accounting and Finance roles. Prior to joining the Company, Mr. Hamilton was VP Group Controller of AMEC Inc., a multi national construction and engineering firm. Mr. Hamilton has also had senior management positions as Controller with various companies including, Agra Monenco Inc., Noranda Inc. and Noranda Minerals Inc. Mr. Hamilton received his Bachelor of Commerce and Bachelor of Administration from the University of Ottawa. Mr. Hamilton has also served as Treasurer of the Ontario Mining Association.


Item 6     Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.


Item 7     Omitted Information

No information has been omitted on the basis that it is confidential information.


Item 8     Executive Officer

Todd Bruce
Chief Executive Officer
Telephone: 416.777.7325


Item 9     Date of Report

January 11, 2006

                                           CRYSTALLEX INTERNATIONAL CORPORATION


                                           By:     /s/ Todd Bruce
                                                   ----------------------------
                                           Name:    Todd Bruce
                                           Title:   Chief Executive Officer

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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          CRYSTALLEX INTERNATIONAL CORPORATION
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                                                         (Registrant)

Date:   January 11, 2006                By:  /S/ TODD BRUCE
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                                             Name:   Todd Bruce
                                             Title:  Chief Executive Officer